

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 25, 2012

<u>Via Email</u>
Mr. Shoichi Aoki
Director, Managing Executive Officer and
General Manager of Corporate Financial and Business Systems
Administration Group
Kyocera Corporation
6 Takeda Tobadono-cho Fushimi-ku
Kyoto-shi, KYT 612-8501
Japan

      Re: Kyocera Corporation
             Form 20-F for the Fiscal Year Ended March 31, 2012
             Filed June 29, 2012
             File No. 001-07952

Dear Mr. Aoki:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Kevin L. Vaughn

                Kevin L. Vaughn
                Accounting Branch Chief